Exhibit 99.7

PROMISSORY NOTE

Amount: US$1,000,000,000	December 4, 2008

New York, New York

FOR VALUE RECEIVED, the undersigned, TEVA PHARMACEUTICALS USA, INC., a Delaware corporation (the “Borrower”), HEREBY PROMISES TO PAY to the order of Bank Hapoalim B.M., as Administrative Agent for the Lenders under the Loan Agreement hereinafter referred to (i) the principal sum of ONE BILLION UNITED STATES DOLLARS (US$1,000,000,000) or, if less, the aggregate unpaid principal amount of all Loans made by the Lenders to the Borrower pursuant to the Loan Agreement, payable on the Maturity Date, as the same may be extended from time to time in accordance with the Loan Agreement, but not later than the Final Maturity Date and (ii) interest on any and all principal amounts remaining unpaid hereunder from time to time outstanding, from the Borrowing Date (as defined in the Loan Agreement) until such principal amounts are paid in full, at such interest rates, and payable at such times, as are specified in the Loan Agreement.

Notwithstanding any other provision of this Note, interest paid or becoming due hereunder shall in no event exceed the maximum rate permitted by applicable law.

Both principal and interest are paid in lawful money of the United States of America and in immediately available funds at the offices of Bank Hapoalim B.M., as Administrative Agent, at 1177 Avenue of the Americas, New York, New York, 10036, or at such other place as the Administrative Agent shall designate in writing to the Borrower.

This Note is one of the Notes referred to in, and is entitled to the benefits of, the Loan Agreement dated as of December 4, 2008 (as amended or otherwise modified from time to time, the “Loan Agreement”), by and among the Borrower, the Lenders from time to time parties thereto and Bank Hapoalim B.M., as administrative agent (the “Administrative Agent”). The Loan Agreement, among other things, contains provisions for acceleration of the maturity hereof upon the occurrence of certain stated events and also for prepayments on account of principal hereof prior to the maturity hereof within the terms and conditions specified therein. Capitalized terms used in this Note and not otherwise defined shall have the respective meanings ascribed to them in the Loan Agreement.

This Note is entitled to the benefits of the Loan Agreement and the other Loan Documents referred to in the Loan Agreement. Except as otherwise set forth in the Loan Agreement, the Borrower hereby expressly waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

This Note shall be binding upon and inure to the benefit of the Borrower and the Lenders and their respective successors and assigns.

In the event of commencement of suit to enforce payment of this Note and accrued interest, if any, the Borrower agrees to pay such additional sums for expenses and attorney fees as the court may adjudge reasonable.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. THE BORROWER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS NOTE.

TEVA PHARMACEUTICALS USA, INC.

By:	/s/ Deborah Griffin
Name: Deborah Griffin Title: Vice President and Chief Financial Officer

By:	/s/ Richard Egosi
Name: Richard Egosi Title: Secretary